Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: tw telecom inc.

Level 3 Announces Planned Executive Management Team Following tw telecom Acquisition

New Leadership Team to Be in Effect after Transaction Close

BROOMFIELD, Colo., July 22, 2014 — Level 3 Communications, Inc. (NYSE: LVLT) today announced its planned executive management team pending its announced acquisition of tw telecom. The new team will include executives from both Level 3 and tw telecom, establishing a strong foundation for the company moving forward — one that capitalizes on a solid customer orientation and focus on business growth.

Following the close of the acquisition, the Level 3 executive management team will include:

•                  Jeff Storey, president and chief executive officer

•                  John Blount, regional president, North America and Asia Pacific (APAC)

•                  Andrew Crouch, regional president, Europe, Middle East and Africa (EMEA) and global accounts management (GAM) division

•                  Hector Alonso, regional president, Latin America

•                  Anthony Christie, chief marketing officer

•                  Jack Waters, chief technology officer

•                  Harold Teets, chief information officer

•                  Sunit Patel, executive vice president and chief financial officer

•                  Laurinda Pang, executive vice president and chief administrative officer

•                  John Ryan, executive vice president, chief legal officer and secretary

“The expanded Level 3 executive management team includes a committed group of leaders with the collective expertise to build the combined company and continue to grow our business, particularly in the enterprise market,” said Jeff Storey, president and CEO of Level 3. “I look forward to welcoming John and Harold from tw telecom — their combined experience and insights will be invaluable in capitalizing on our strengths and improving the customer experience. Similarly, as Andrew moves into a new role within Level 3, he will remain critical to our ongoing success and opportunities to continue satisfying our customers around the world.”

The acquisition of tw telecom is expected to close in the fourth quarter 2014.

Executive Background

John Blount will become regional president, North America and APAC. John currently serves as the president and COO of tw telecom where he has been instrumental in the company’s growth and market expansion throughout the United States. John has worked for tw telecom for 18 years and during his tenure has been recognized for his leadership in product innovation and creating an excellent customer experience. John will be key in continuing to drive business growth and streamline operations across both North America and APAC.  He will also continue in his role as the integration team leader for tw telecom.

Andrew Crouch, currently the regional president, North America and APAC for Level 3, will become the regional president, EMEA and GAM division. Andrew has been successfully driving revenue growth in North America during the past two years. The EMEA region continues to present significant opportunity for Level 3 and under Andrew’s leadership, the company will be well positioned to capitalize on this growth potential. Andrew will also have direct responsibility for the Level 3 GAM division, which includes sales and support across all regions for enterprise and carrier customers in the global accounts program. Andrew joined Level 3 in 2001, bringing deep company knowledge and industry experience to this role, which will be critical for Level 3 to achieve global business growth and increase cross-regional collaboration.

Harold Teets will become chief information officer. Harold currently serves as senior vice president of Information and Network Technologies for tw telecom. He will have responsibility for the global IT organization and its critical role in helping Level 3 to continue simplifying its operating environment and collaborating with marketing and network technology to innovate new capabilities to support customers’ network and services needs. Harold also will focus on enabling Level 3 to achieve operational excellence and organizational efficiency with the goal to continually improve the overall customer experience. tw telecom is consistently recognized as an industry leader in these areas and Harold will bring this knowledge and more than 35 years of experience to Level 3.

Core North America Locations

Following the close of the acquisition, Level 3 plans to expand its core locations in North America to include tw telecom’s current locations in Littleton, Colo., as well as its operations center in O’Fallon, Mo. In addition to its Broomfield headquarters, Level 3 currently has core locations in North America in Atlanta, Phoenix and Tulsa, Okla.

About Level 3 Communications

Level 3 Communications, Inc. (NYSE: LVLT) is a Fortune 500 company that provides local, national and global communications services to enterprise, government and carrier customers. Level 3’s comprehensive portfolio of secure, managed solutions includes fiber and infrastructure solutions; IP-based voice and data communications; wide-area Ethernet services; video and content distribution; data center and cloud-based solutions. Level 3 serves customers in more than 500 markets in over 60 countries over a global services platform anchored by owned fiber networks on three continents and connected by extensive undersea facilities. For more information, please visit www.level3.com or get to know us on Twitter, Facebook and LinkedIn.

© Level 3 Communications, LLC. All Rights Reserved. Level 3, Level 3 Communications, Level (3) and the Level 3 Logo are either registered service marks or service marks of Level 3 Communications, LLC and/or one of its Affiliates in the United States and/or other countries. Any other service names, product names, company names or logos included herein are the trademarks or service marks of their respective owners. Level 3 services are provided by subsidiaries of Level 3 Communications, Inc.

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination of Level 3 and tw telecom will be submitted to the stockholders of Level 3 and the stockholders of tw telecom for their consideration. Level 3 will file a registration statement on Form S-4, and Level 3 and tw telecom will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Level 3 and tw telecom will each provide the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, tw telecom and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and tw telecom free of charge at the SEC’s website at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado  80021 or from Level 3’s Investor Relations page on its corporate website at www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by tw telecom may be obtained free of charge by directing such request to: tw telecom by telephone at 303-542-6894 or by submitting a request by e-mail to IR@twtelecom.com or a written request to Investor Relations, tw telecom, 10475 Park Meadows Parkway, Littleton, Colorado  80124 or from tw telecom’s Investor Relations page on its corporate website at www.twtelecom.com.

Level 3, tw telecom and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of tw telecom, respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2014 and information about the directors and executive officers of tw telecom is set forth in the proxy statement for tw telecom’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2014. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document, including the documents incorporated herein by reference, contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of tw telecom by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; (ii) Level 3’s and tw telecom’s plans, objectives, expectations and intentions; (iii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will,” and words of similar meaning or similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance.  Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of our business, including the effects of the proposed acquisition of tw telecom by Level 3, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, which may include third-party approvals, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

The following factors, among others, could cause our actual results and financial condition to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger among Level 3, tw telecom, Saturn Merger Sub 1 and Saturn Merger Sub 2 (the “Merger Agreement”); (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain the required stockholder approvals; (3) the inability to satisfy the other conditions specified in the Merger Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Merger Agreement; (4) the inability to successfully integrate our business with tw telecom’s business or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and tw telecom, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, tw telecom or others following announcement of the Merger Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or tw telecom may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect our business or the combined business’ results of operations and financial condition include, but are not limited to: a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; continued uncertainty in the global financial markets and the global economy; disruptions in the financial markets that could affect our ability to obtain additional financing; and our ability to: increase revenue from the services we offer; successfully use new technology and information systems to support new and existing services; prevent process and system failures that significantly disrupt the availability and quality of the services that we provide; prevent our security measures from being breached, or our services from being degraded as a result of security breaches; develop new services that meet customer demands and generate acceptable margins; effectively manage expansions to our operations; provide services that do not infringe the intellectual property and proprietary rights of others; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations.

Discussions of additional factors, risks, and uncertainties can be found within Level 3’s and tw telecom’s respective filings with the Securities and Exchange Commission. Statements in this communication should be evaluated in light of these important factors, risks, and uncertainties. Any forward-looking statement made in this communication is based only on information currently available and speaks only as of the date on which it is made. Except for the ongoing obligation to disclose material information under the federal securities laws, neither Level 3 nor tw telecom undertake any obligation to, and each expressly disclaim any such obligation to, update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time to reflect new information, circumstances, events or otherwise that occur after the date such forward-looking statement is made unless required by law.

Contact Information

Media:	Investors:
Kimmie Greene	Mark Stoutenberg
+1 720-888-7877	+1 720-888-2518
kimmie.greene@level3.com	mark.stoutenberg@level3.com